Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated September 9, 2009
Registration Statement No. 333-152514

ISSUER FREE WRITING PROSPECTUS DATED SEPTEMBER 25, 2009
Select Medical Holdings Corporation
30,000,000 Shares

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated September 9, 2009 relating to this offering, included in Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-152514) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.

The following information summarizes, supplements and/or updates the information contained in the Preliminary Prospectus.
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THE OFFERING

Shares of common stock offered by us	30,000,000 shares, or 34,500,000 shares if the underwriters exercise their over-allotment option in full.

Conversion of preferred stock	All 22,148,453 shares of our issued and outstanding participating preferred stock shall be converted into 64,276,974 shares of our common stock upon consummation of the offering.

Common stock to be outstanding after this offering	156,092,873 shares, or 160,592,873 shares if the underwriters exercise their over-allotment option in full.

Initial public offering price per share	$10.00 per share. This represents a price per share below the price range of $11.00 to $13.00 indicated in the Preliminary Prospectus.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $278.7 million, or $321.0 million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to:

• repay at least $139.4 million of term loans outstanding under our senior secured credit facility, and any related prepayment costs; and

• make payments to executive officers under our Long Term Cash Incentive Plan in the amount of approximately $18.0 million.

Any remaining net proceeds will be used for repayment or repurchase of indebtedness or for general corporate purposes. At least $8.2 million of the proceeds used to repay indebtedness under our senior secured credit facility will be paid to affiliates of the underwriters.

Amendment to revolving credit facility	As a result of the decrease in the initial public offering price, we will not receive sufficient proceeds from this offering to satisfy the conditions to the amendment to our senior secured credit facility to extend the maturity on all or a portion of our revolving credit facility to September 2012. Our existing revolving credit facility will terminate on February 24, 2011.

Leverage	On a pro forma as adjusted basis giving effect to this offering and the use of proceeds therefrom, our total consolidated balance sheet liabilities as of June 30, 2009 were $1,877.1 million, of which $1,436.4 million constituted indebtedness, including $507.4 million of indebtedness (excluding $30.7 million of letters of credit) under our senior secured credit facility. For the four consecutive fiscal quarters ended June 30, 2009, Select was required to maintain an interest expense coverage ratio (its ratio of consolidated EBITDA to cash interest expense) for the prior four consecutive quarters of at least 1.75 to 1.00. As of June 30, 2009, Select was required to maintain its leverage ratio (its ratio of total indebtedness to consolidated EBITDA for the prior four consecutive fiscal quarters) at less than 5.25 to 1.00. On a pro forma as adjusted basis giving effect to this offering and the use of proceeds therefrom, for the four quarters ended June 30, 2009, Select’s interest expense coverage ratio was 2.42 to 1.00 and Select’s leverage ratio was 3.68 to 1.00 based upon an initial public offering price of $10.00 per share.

Unaudited pro forma consolidated statement of operations information	Based on an offering price of $10.00 per share, for the year ended December 31, 2008, on a pro forma as adjusted basis, interest expense, net would have been approximately $135.5 million, income before income taxes would have been approximately $61.8 million, net income would have been approximately $31.7 million, net income attributable to Select Medical Holdings Corporation would have been approximately $28.3 million, basic income per common share would have been approximately $0.18, and diluted income per common share would have been approximately $0.18.

Based on an offering price of $10.00 per share, for the six months ended June 30, 2009, on a pro forma as adjusted basis, interest expense, net would have been approximately $63.8 million, income before income taxes would have been approximately $84.5 million, net income would have been approximately $48.8 million, net income attributable to Select Medical Holdings Corporation would have been approximately $47.4 million, basic income per common share would have been approximately $0.30, and diluted income per common share would have been approximately $0.30.

Capitalization	As a result of the decrease in the initial public offering price, the “Capitalization” section on page 33 of the Preliminary Prospectus has been revised as set forth on page 3 below.

Dilution	Based on the pro forma as adjusted net tangible book deficit at June 30, 2009, assuming an offering price of $10.00 per share, you will incur immediate and substantial dilution in the amount of $15.92 per share. On a pro forma as adjusted basis as of June 30, 2009, purchasers of shares of our common stock in this offering will have contributed approximately 30.8% of the aggregate price paid by all purchasers of our common stock, but will only own 19.3% of the shares of our common stock outstanding after this offering. If the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock in this offering at the initial public offering price of $10.00 per share, the number of shares of common stock held by new investors will be increased to 34,500,000, or 21.6% of the aggregate number of shares of common stock outstanding after this offering, the increase per share attributable to existing investors would be $4.02, the pro forma as adjusted net tangible book deficit per share after this offering would be $5.49 and the dilution per share to new investors would be $15.49.

Ownership	Upon completion of this offering, Welsh Carson and Thoma Cressey will beneficially own approximately 53.9% and 8.2%, respectively, of our outstanding common stock. Our executives, directors and principal stockholders, including Welsh Carson and Thoma Cressey, will beneficially own, in the aggregate, approximately 80.8% of our outstanding common stock.

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all shares of our issued and outstanding preferred stock into 63,559,714 shares of common stock as if the conversion had occurred on June 30, 2009; and

•	on a pro forma as adjusted basis to give effect to (1) the conversion of all shares of our issued and outstanding preferred stock into 63,559,714 shares of common stock, (2) the sale of shares of common stock in this offering at an initial public offering price of $10.00 per share, and after deducting estimated underwriting discounts and commissions and estimated fees and expenses payable by us, and (3) the application of all of the net proceeds of this offering to repay indebtedness under our senior secured credit facility and make payments to officers under our Long-Term Cash Incentive Plan as if the events had occurred on June 30, 2009.

You should read this information in conjunction with “Prospectus Summary — The Offering,” “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2009
		Pro	Pro Forma As
	Actual	Forma	Adjusted

Cash and cash equivalents	$27,689	$27,689	$27,689

Debt:
Senior floating rate notes	$175,000	$175,000	$175,000
10% senior subordinated notes due 2015(1)	136,418	136,418	136,418
Revolving credit facility(2)	115,000	115,000	—
Term loan facility(3)	653,100	653,100	507,400
7 5/8% senior subordinated notes due 2015	611,500	611,500	611,500
Other debt	6,116	6,116	6,116

Total debt	1,697,134	1,697,134	1,436,434
Preferred stock	528,742	—	—
Total Select Medical Holdings Corporation stockholders’ equity	(141,659)	387,083	656,654

Total capitalization	$2,084,217	$2,084,217	$2,093,088

(1)	Reflects the balance sheet liability of our 10% senior subordinated notes calculated in accordance with GAAP. The balance sheet liability so reflected is less than the $150.0 million aggregate principal amount of such notes because such notes were issued with original issue discount. The remaining unamortized original issue discount is $13.6 million at June 30, 2009. Interest on our 10% senior subordinated notes accrues on the full principal amount thereof, and we will be obligated to repay the full principal amount thereof at maturity or upon any mandatory or voluntary prepayment thereof. On any interest payment date on or after February 24, 2010, we will be obligated to pay an amount of accrued original issue discount on our 10% senior subordinated notes if necessary to ensure that the notes will not be considered “applicable high yield discount obligations” within the meaning of the Internal Reserve Code of 1986, as amended. The $150.0 million aggregate principal payable at maturity on our 10% senior subordinated notes would be reduced by prior payments of accrued original issue discount.
(2)	The revolving credit facility is a part of our senior secured credit facility and provides for borrowings of up to $300.0 million of which $154.3 million was available as of June 30, 2009 for working capital and general corporate purposes (after giving effect to $30.7 million of outstanding letters of credit at June 30, 2009).
(3)	We borrowed $680.0 million in term loans under our senior secured credit facility. Between February 24, 2005 and June 30, 2009 we repaid approximately $26.9 million of our outstanding term loans.
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To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1320414/000095012309042097/x74074a7sv1za.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001320414.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING GOLDMAN, SACHS & CO. TOLL FREE AT 1-866-471-2526, MORGAN STANLEY & CO. INCORPORATED TOLL FREE AT 1-866-718-1649, BOFA MERRILL LYNCH TOLL FREE AT 866-500-5408 OR J.P. MORGAN SECURITIES INC. TOLL FREE AT 1-866-430-0686.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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